UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

China Finance Online Co. Limited
(Name of Issuer)
Ordinary Shares, par value HK$0.001 per share
(Title of Class of Securities)
169379104
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS IDG Technology Venture Investment, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	5	SOLE VOTING POWER

NUMBER OF		16,248,507 Ordinary Shares. Each of International Data Group, Inc. and Patrick J. McGovern may also be deemed to have sole voting power with respect to the above shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,248,507 Ordinary Shares. Each of International Data Group, Inc. and Patrick J. McGovern may also be deemed to have sole voting power with respect to the above shares.

WITH:	8	SHARED DISPOSITIVE POWER

See Item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,248,507 Ordinary Shares.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.73%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS International Data Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	5	SOLE VOTING POWER

NUMBER OF		16,248,507 Ordinary Shares. Each of IDG Technology Venture Investment, Inc. and Patrick J. McGovern may also be deemed to have sole voting power with respect to the above shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,248,507 Ordinary Shares. Each of IDG Technology Venture Investment, Inc. and Patrick J. McGovern may also be deemed to have sole dispositive power with respect to the above shares.

WITH:	8	SHARED DISPOSITIVE POWER

See Item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,248,507 Ordinary Shares.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.73%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS IDG Technology Venture Investment, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		6,723,115 Ordinary Shares. IDG Technology Venture Investments, LLC, Quan Zhou and Patrick J. McGovern acting together may also be deemed to have sole voting power with respect to the above shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,723,115 Ordinary Shares. IDG Technology Venture Investments, LLC, Quan Zhou and Patrick J. McGovern acting together may also be deemed to have sole dispositive power with respect to the above shares.

WITH:	8	SHARED DISPOSITIVE POWER

See Item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,723,115 Ordinary Shares.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.09%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS IDG Technology Venture Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		6,723,115 Ordinary Shares. Quan Zhou and Patrick J. McGovern acting together may also be deemed to have sole voting power with respect to the above shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,723,115 Ordinary Shares. Quan Zhou and Patrick J. McGovern acting together may also be deemed to have sole dispositive power with respect to the above shares.

WITH:	8	SHARED DISPOSITIVE POWER

See Item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,723,115 Ordinary Shares.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.09%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS Quan Zhou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		See Item 6.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,723,115 Ordinary Shares. Each of IDG Technology Venture Investments, LLC and Patrick J. McGovern may also be deemed to have sole voting power and shared voting power, respectively, with respect to the above shares.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		See Item 8.

WITH:	8	SHARED DISPOSITIVE POWER

6,723,115 Ordinary Shares. Each of IDG Technology Venture Investments, LLC and Patrick J. McGovern may also be deemed to have sole dispositive power and shared dispositive power, respectively, with respect to the above shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,723,115 Ordinary Shares.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.09%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	169379104

1	NAMES OF REPORTING PERSONS Patrick J. McGovern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		22,971,622 Ordinary Shares. Each of IDG Technology Venture Investment, Inc. and International Data Group, Inc. may also be deemed to have sole voting power with respect to 16,248,507 of the above shares, and each of IDG Technology Venture Investments, LP and IDG Technology Venture Investments, LLC may also be deemed to have sole voting power with respect to 6,723,115 of the above shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See item 5. Quan Zhou may also be deemed to have shared voting power with respect to 6,723,115 of the above shares.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,971,622 Ordinary Shares. Each of IDG Technology Venture Investment, Inc. and International Data Group, Inc. may also be deemed to have sole dispositive power with respect to 16,248,507 of the above shares, and each of IDG Technology Venture Investments, LP and IDG Technology Venture Investments, LLC may also be deemed to have sole dispositive power with respect to 6,723,115 of the above shares.

WITH:	8	SHARED DISPOSITIVE POWER

See item 7. Quan Zhou may also be deemed to have shared dispositive power with respect to 6,723,115 of the above shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,971,622 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.82%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	169379104

ITEM 1(a).	NAME OF ISSUER:
China Finance Online Co. Limited

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
9TH FLOOR OF TOWER C
Corporate Square
No. 35 Financial Street
Xicheng District
Beijing, 100140, China

ITEM 2(a).	NAME OF PERSONS FILING:
1.  IDG Technology Venture Investment, Inc.
2.  International Data Group, Inc.
3.  IDG Technology Venture Investments, LP
4.  IDG Technology Venture Investments, LLC
5.  Quan Zhou
6.  Patrick J. McGovern
The above persons have agreed that this Statement may be filed by IDG Technology Venture Investment, Inc. (“IDG Ventures”) on behalf of all of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement is attached as an Exhibit to this Statement.
IDG Ventures is a wholly owned subsidiary of International Data Group, Inc. (“IDG’). A majority of the capital stock of IDG is owned beneficially by Patrick J. McGovern, the founder and Chairman of the Board of IDG.
IDG Technology Venture Investments, LP (“IDG Ventures LP”) is a limited partnership organized under the laws of the State of Delaware. The general partner of IDG Ventures LP is IDG Technology Venture Investments, LLC, a limited liability company organized under the laws of the State of Delaware (“IDG Ventures LLC”). The managing members of IDG Ventures LLC are Patrick J. McGovern and Quan Zhou.] [Client to confirm whether the above description is still true]

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
For all reporting persons other than Quan Zhou:
One Exeter Plaza
Boston, MA 02109
For Quan Zhou:
Room 616, Tower A
COFCO Plaza
8 Jianguomennei Dajie
Beijing 100005, People’s Republic of China

CUSIP No.	169379104

ITEM 2(c).	CITIZENSHIP:
Mr. McGovern and Mr. Zhou are each United States citizens. The jurisdiction of organization of the other reporting persons is as follows: IDG: Massachusetts; IDG Ventures: Massachusetts; IDG Ventures LP: Delaware; and IDG Ventures LLC: Delaware.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:
169379104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b),
CHECK WHETHER THE PERSON FILING IS A:
(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;

(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;

(g)	☐ Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐ Group, in accordance with Rule 13d-1(b)(l)(ii)(H).

ITEM 4.	OWNERSHIP. (See Note A)
The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference. For all reporting persons, number of shares beneficially owned includes Ordinary Shares represented by ADSs beneficially owned by the reporting person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
N/A

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
N/A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
N/A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
N/A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP
N/A

ITEM 10.	CERTIFICATION
N/A

CUSIP No.	169379104
SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.
Date: February 12, 2010

IDG TECHNOLOGY VENTURE INVESTMENT, INC.
By:	/s/ Quan Zhou
Quan Zhou
President

CUSIP No.	169379104
AGREEMENT
Each of the undersigned hereby agrees that the Statement on Schedule 13G to which this Agreement is attached may be filed by IDG Technology Venture Investment, Inc., a Massachusetts corporation, on behalf of itself and each of IDG Technology Venture Investments, LP, a Delaware limited partnership; International Data Group, Inc., a Massachusetts corporation; IDG Technology Venture Investments, LLC, a Delaware limited liability company; Quan Zhou and Patrick J. McGovern.
Dated: February 12, 2010

IDG TECHNOLOGY VENTURE INVESTMENT, INC.
By:	/s/ Quan Zhou
Quan Zhou
President

IDG TECHNOLOGY VENTURE INVESTMENTS, LP
By:	IDG TECHNOLOGY VENTURE INVESTMENTS, LLC
Its General Partner

By:	/s/ Quan Zhou
Quan Zhou
Managing Member

IDG TECHNOLOGY VENTURE INVESTMENTS, LLC
By:	/s/ Quan Zhou
Quan Zhou
Managing Member

INTERNATIONAL DATA GROUP, INC.
By:	/s/ Edward B. Bloom
Edward B. Bloom
Vice President

/s/ Patrick J. McGovern
Patrick J. McGovern

/s/ Quan Zhou
Quan Zhou